May 18, 2007

To: Shareholders of Spur Ventures Inc.

Dear Sirs/Mesdames:

RE:	Notice of Meeting and Information Circular for the Annual General Meeting (the
"Meeting") of Shareholders Scheduled for Wednesday, June 27, 2007

We write to advise that Resolution No. 6 was inadvertently included in the notice of meeting ("Notice of Meeting") attached to the information circular ("Information Circular") of Spur Ventures Inc. dated May 8, 2007. Please disregard Resolution No. 6 of the Notice of Meeting.

We further advise that there is a typographical error under the heading "Record Date and Voting Securities" on page 4 of the Information Circular. The actual record date of the Meeting is May 8, 2007.

We apologize for any inconvenience caused by these oversights.

Yours truly,

SPUR VENTURES INC.

"Michael J. Kuta"
Michael J. Kuta
General Counsel and Corporate Secretary

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com